

Annette Azan · 2nd

Founder Nuu Collective LLC/ Creator of Nuudii System at
Nuu Collective

Brooklyn, New York · 500+ connections · **Contact info**

Nuu Collective LLC

FIT Fashion Institute of
Technology

Experience

Founder Nuu Collective LLC/ Creator of Nuudii System

Nuu Collective LLC

2016 – Present · 3 yrs

NYC

I'm the founder and creator of the original Nuudii. As an expanded thinker and fearless visionary leader, I believe that anything is possible. Nuudii was born out of my own internal need for something that was not available on the market and yet I knew at the time it would change women lives forever. For years, I spent time hand sewing prototypes, doodling logo's coming up with tag lines and dreaming. Today, with two approved patents, over 850K in sales, I work like an archer diligently working towards the high goals I have projected for my brand. As founder, I do anything and everything that's need to move us forward, though my main responsibilities are on fundraising, marketing & branding, sales and identifying uniqu ...**see more**

 My Unexpected
Gratification...

 "Freedom is Power"

Fashion Stylist - Designer of Interiors - residential and commercial spaces

Annette Azan Design

Jan 2010 – 2016 · 6 yrs

NY

After working in the fashion industry for over two decades I veered sideways and moved into a new direction filtering my creative abilities and vision into interior design and styling. While I have extensive experience running companies, overseeing branding, production and business growth, I prefer working deeply with one client at a time on projects that create mor ...**see more**

Director of Stores

Urban Zen

May 2007 – Nov 2010 · 3 yrs 7 mos

Oversaw the opening of retail locations.
Worked closely with design team on private label collections.
Sourced and developed branded lifestyle merchandise from around the globe.
Hired, trained managed and motivated sales staff to meet and exceed goals. Planne ...**see more**

Independent Business Owner

IN Boutique

Oct 2001 – 2006 · 5 yrs

Nyack, NY

Independent Retailer Owner- After working in corporate and traveling extensively while working for Igedo based in Dusseldorf, I made the decision to stay close to my family and to connect with my community, by opening my own retail store. After years of effecting change and making money for others, I got the chance to experiment, with concepts and visions ...**see more**

VP PR & Mktg USA
The Igedo Company
Sep 1995 – May 1998 · 2 yrs 9 mos
Dusseldorf, Germany

Opened first US office.
Responsible for introducing Igedo into the market.
Oversaw all advertising campaigns.
Recreated all marketing assets for the US market from website, printed material incl ...see more

Education



Fashion Institute of Technology
merchandising, buying merchandising and marketing
1982 – 1985

Skills & Endorsements

Interior Design · 4

Nicholas Buccalo, Architect and 3 connections have given endorsements for this skill

Visual Merchandising · 11

William C. Tagland, Architect and 10 connections have given endorsements for this skill

Styling · 9

William C. Tagland, Architect and 8 connections have given endorsements for this skill

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Accomplishments

1   Organization   ⌄
ASID, ISD

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